Exhibit 99.1

PRESS RELEASE

PacWest Bancorp 10250 Constellation Blvd., Suite 1640 Los Angeles, CA 90067	Square 1 Financial, Inc. 406 Blackwell Street, Suite 240 Durham, NC 27701

Contacts: Matthew P. Wagner President and Chief Executive Officer (310) 728-1020	Contacts: Douglas H. Bowers President and Chief Executive Officer (919) 627-6339

FOR IMMEDIATE RELEASE	March 2, 2015

PACWEST BANCORP AND SQUARE 1 FINANCIAL, INC. AGREE TO MERGE

—Transaction will create a $19.8 billion asset commercial bank —

— Square 1 stockholders will receive at closing PacWest common stock based on a fixed exchange ratio of 0.5997—

—Based on the PacWest pre-announcement closing common stock price, total consideration for each Square 1 share would be $27.49—

—Transaction valued at approximately $849 million—

LOS ANGELES, CA, and DURHAM, NC, March 2, 2015. PacWest Bancorp (NASDAQ: PACW — “PacWest”) and Square 1 Financial, Inc. (NASDAQ: SQBK — “Square 1”) today announced the signing of a definitive agreement and plan of merger (the “Agreement”) whereby PacWest will acquire Square 1 in a transaction valued at approximately $849 million.  The Square 1 lending operations will continue to do business under the name Square 1 as a division of Pacific Western Bank.

Square 1 Financial, Inc., headquartered in Durham, North Carolina, is the parent of Square 1 Bank, a North Carolina commercial bank with approximately $3.1 billion in assets at December 31, 2014, one banking office in Durham, and twelve loan production offices throughout the United States.  In connection with the transaction, Square 1 Bank will be merged into Pacific Western Bank, the Los Angeles-based, wholly-owned subsidiary of PacWest Bancorp.  PacWest had $16.2 billion in assets at December 31, 2014 and 80 branches located primarily in southern and central California.  The combined company will remain headquartered in Los Angeles and will have senior executives from each of the organizations in key positions.  Upon completion of the transaction, one former Square 1 director will be appointed to the PacWest board.

The transaction, currently expected to close in the fourth quarter of 2015, is subject to customary conditions, including the approval of bank regulatory authorities and the Square 1 stockholders. Certain stockholders of Square 1 have agreed to vote in favor of the transaction.

As of December 31, 2014, on a pro forma consolidated basis, the combined company would have had approximately $19.8 billion in assets with 80 branches throughout California and one in North Carolina.  The combined institution would be the 6th largest publicly-owned bank headquartered in California.

Under the terms of the Agreement, Square 1 stockholders will receive 0.5997 shares of PacWest common stock for each share of Square 1 common stock. The total value of the per share merger consideration, based on the closing price of PacWest common stock on February 27, 2015, of $45.84 is $27.49.

The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and Square 1 stockholders are not expected to recognize gain or loss to the extent of the stock consideration received.

Matt Wagner, CEO of PacWest Bancorp, commented, “We are very excited to align ourselves with the Square 1 team. Thanks to the talented professionals and founders that built this successful institution, we are confident this transaction with Square 1 represents an excellent opportunity to grow core deposits, expand our nationwide lending platform, and increase our presence in the dynamic technology and life-sciences markets.”

“Joining PacWest will be a terrific opportunity for our clients, employees, and stockholders,” said Doug Bowers, CEO of Square 1.  “Square 1 offers PacWest a complementary line of business and significant core deposit growth.  As part of PacWest, we will maintain our steadfast commitment to the entrepreneurial and venture communities, will be able to offer clients a wider array of products and will be well-positioned to continue to serve them through all stages of their growth.”

In connection with the announcement of the transaction, an investor presentation will be filed with the SEC and is available on the websites of both PacWest Bancorp and Square 1.  On the PacWest Bancorp website, the presentation can be found under the link for “Presentations”.  On the Square 1 website, the presentation can be found under the link for “Events & Presentations”.

Sandler O’Neill acted as financial advisor to Square 1 in the transaction and delivered a fairness opinion to the Board of Directors of Square 1. Wachtell, Lipton, Rosen & Katz served as legal counsel to Square 1.  Jefferies LLC acted as financial advisor to PacWest.  Sullivan & Cromwell LLP served as legal counsel to PacWest.

ABOUT PACWEST BANCORP

PacWest Bancorp (“PacWest”) is a bank holding company with over $16 billion in assets as of December 31, 2014, with one wholly-owned banking subsidiary, Pacific Western Bank (“Pacific Western”). Through 80 full-service branches located throughout the state of California, Pacific Western provides commercial banking services, including real estate, construction, and commercial loans, to small and medium-sized businesses. Through its CapitalSource division it delivers a full spectrum of financing solutions nationwide across numerous industries and property types. Pacific Western Bank has key lending offices located in Chevy Chase, Maryland, Southern California, including Los Angeles, St. Louis, Missouri, Denver, Colorado, Chicago, Illinois, New York, New York, and Midvale, Utah. Pacific Western Bank also maintains a number of smaller lending offices throughout the country. For more information about PacWest Bancorp, visit www.pacwestbancorp.com, or to learn more about Pacific Western Bank, visit www.pacificwesternbank.com.

ABOUT SQUARE 1 FINANCIAL, INC.

Square 1 is a financial services company focused primarily on serving entrepreneurs and their investors. Square 1 (Nasdaq:SQBK) is headquartered in Durham, North Carolina with twelve loan production offices located in key innovation hubs across the United States. Through Square 1 Bank, which was formed by experienced venture bankers, commercial bankers and entrepreneurs, Square 1 offers a full range of banking and financial products focused on the entrepreneurial community and their venture capital and private equity investors. Since inception, Square 1 has operated as a highly-focused venture bank and has provided a broad range of financial services to entrepreneurs, growing entrepreneurial companies and the venture capital and private equity communities. Square 1 provides banking services to its clients, including venture, commercial and international banking services, asset-based lending programs, and SBA and USDA commercial and real estate loan programs.  Square 1 also provides investment advisory and asset management services to its clients through Square 1 Asset Management, a subsidiary of Square 1 Bank.  More information can be found at www.square1financial.com.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about PacWest, Square 1, and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of PacWest, Square 1 and the combined company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by PacWest and Square 1 with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the proposed transaction, including obtaining regulatory approvals and approval by the stockholders of Square 1, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes will not proceed as planned; the possibility that the cost of additional capital may be more than expected; the possibility that a change in the interest rate environment may reduce net interest margins; asset/liability re-pricing risks and liquidity risks; pending legal matters may take longer or cost more to resolve or may be resolved adversely; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and environmental conditions, including natural disasters, may disrupt business, impede operations, or negatively impact the values of collateral securing loans.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of PacWest Bancorp’s and Square 1’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, c/o Pacific Western Bank, 130 S. State College Blvd., Brea, CA 92821, Attention: Investor Relations, telephone (714) 671-6800, or via e-mail to investor-relations@pacwestbancorp.com.

The documents filed by Square 1 with the SEC may be obtained free of charge at Square 1’s website at www.square1bank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Square 1 by requesting them in writing to Square 1 Financial, c/o Square 1 Bank, 406 Blackwell Street, Suite 240, Durham, NC 27701; Attention: Investor Relations, or by telephone at Phone: (866) 355-0468.

PacWest intends to file a registration statement with the SEC which will include a proxy statement of Square 1 and a prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Square 1 are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the stockholders of Square 1 seeking any required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from PacWest or Square 1 by writing to the addresses provided for each company set forth in the paragraphs above.

PacWest, Square 1, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Square 1 stockholders in favor of the approval of the transaction.  Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest’s 2014 annual meeting of stockholders, as previously filed with the SEC.  Information about the directors and executive officers of Square 1 and their ownership of Square 1 common stock is set forth in the proxy statement for Square 1’s 2014 annual meeting of stockholders, as previously filed with the SEC.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.